MONTHLY REPORT - MAY, 2008
                              Global Macro Trust
             The net asset value of each unit as of May 31, 2008
              was $1,215.77, up 1.21% from $1,201.28 per unit
                            as of April 30, 2008.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (578,531.330       $  6,942,216    688,035,907     694,978,123
   units) at April 30, 2008
Addition of 16,934.673 units on          54,836      20,288,476     20,343,312
   May 1, 2008
Redemption of 3,987.612 units on             (0)    (4,848,019)     (4,848,019)
   May 31, 2008*
Net Income (Loss) - May 2008            141,336      8,662,659       8,803,995
                                    ------------  -------------   -------------
Net Asset Value at May 31,         $  7,138,388    712,139,023     719,277,411
2008
                                    ============  =============   =============
Net Asset Value per Unit at
May 31, 2008 (591,622.720
units inclusive of 144.329
additional units.)                               $   1,215.77

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ (7,153,851)    45,515,368

      Change in unrealized gain (loss) on open       21,615,129      5,325,123
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                        (1,455,935)      (812,424)


   Interest income                                    1,840,089     10,433,197

   Foreign exchange gain (loss) on margin               (64,515)      (628,112)
      deposits
                                                  --------------  -------------
Total: Income                                        14,780,917     59,833,152
Expenses:
   Brokerage commissions                              4,090,884     19,657,679

   20.0% New Trading Profit Share                     1,710,119      5,675,678

   Custody Fees                                               0         29,484

   Administrative expense                               175,919        861,680
                                                 ---------------  -------------
Total: Expenses                                       5,976,922     26,224,521

Net Income (Loss) - May, 2008                      $  8,803,995     33,608,631

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      June , 2008


Dear Investor:

Global Macro Trust ("GMT") was up 1.21% for May, 2008.
Year-to-date the Trust is up 5.06%.

Profits from energy, currency and, to a lesser extent, metal trading outweighed small losses from interest rate, stock index and agricultural commodity trading in May.

Crude oil was up over 13% in May notwithstanding a drop of over $4 a barrel on May 29. The most profitable long positions were in heating oil and its London equivalent gas oil which the markets often use as a proxy for diesel fuel. Diesel is in strong demand from China to run factories and generators, particularly after the earthquake, from Europe where many autos are diesel, and from tighter sulfur standards reducing the diesel refinery yield. Also profitable were long positions in U.S. light sweet and Brent crude oil, reformulated gasoline
(RBOB), natural gas and Tokyo gasoline and kerosene.

In currency trading versus the dollar, short dollar positions versus the Mexican peso, Brazilian real, Hungarian forint and Israeli shekel were profitable. In non-dollar cross rate trading short euro positions versus the Hungarian forint and Polish zloty and short yen positions versus the Australian and New Zealand dollars, Norwegian krone, Hungarian forint and Polish zloty were profitable.

Industrial metals traded lower in May, resulting in profits on short positions in nickel, lead and zinc and losses on long positions in tin and copper. Long positions in precious metals were flat.

The interest rate futures markets showed muted action in May with profits on short positions in Australian bonds and bills and European short-term rates narrowly outweighed by losses on long positions in Japanese bonds and U.S. Treasury notes and bonds and short positions in German notes and bonds and British short-term rates.

Global equity markets had varying results in May. For example, the Dow was down 1.4%, NASDAQ was up 4.6%, Nikkei was up 3.5%, Hong Kong was down 4.7%, London was down 0.6% and Frankfurt was up 2.1%. The Trust sustained a small loss on a long position in South African and short positions in Australian, Japanese and U.S. index futures. At month-end, the Trust held small short positions in the U.S., Europe, Japan and Singapore and small long positions in Canada, Hong Kong, China, Taiwan, India and South Africa. To give an indication of the limited size of these positions, the total face value of the long positions was about 9% and the total face value of the short positions was about 23% of the net asset value of the Trust.

Agricultural commodity trading resulted in a small loss in May. Long positions in the soybean complex and commodity spread trading generated a small gain which was outweighed by losses on long positions in corn, cotton, sugar and rubber and short positions in livestock.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman